UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: The Greenbrier Companies, Inc. CIK: 0000923120 Tax ID: 93-0816972
2.	Name of Person Relying on Exemption: Scott Klarquist
3.	Address of Person Relying on the Exemption: 20 Pine, New York NY 10005
4.	Written Material. The following written materials are attached: Letter to Shareholders, December 7, 2020.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written material follows)

Greenbrier Shareholders Urged to Withhold Votes From Director Charles J. Swindells

Director Swindells is Both Over-Tenured and Past GBX's 77-Year-Old Director Age Limit

Director Swindells Financial Interests Are Not Aligned With Shareholders

Shareholders Need Directors on the Greenbrier Board Who Are Truly "Independent" (Both In Form and Substance)

Dear Shareholders,

In my two previous PX14A6G filings (made on November 24th and November 30th, respectively) regarding Greenbrier Companies (GBX), I urged you to take decisive action at the upcoming January 6 th annual meeting to improve the company's poor corporate governance practices by voting (A) against the re-election of Director Kelly M. Williams and (B) in favor of the Shareholder Proposal regarding an independent board chairman, thereby allowing us (the true owners of the company) to better hold our board accountable for the long-term financial results obtained by GBX shareholders. Today I am writing you regarding the candidacy of Director Charles J. Swindells for re-election to our board. Please vote "WITHHOLD" with respect to Director Swindells for the following reasons :

Director Swindells begins with two obvious strikes against his candidacy for re-election to our company's board for another term. First, he is over-tenured, having been on the GBX board for over 15 years (since September 2005). The problem with such a long tenure for a director is two-fold: (a) the director's skills can become stale over time due to inertia (it's hard to teach an old director new tricks) and (b) companies with over-tenured directors send a message to current junior and prospective directors that, so long as they don't rock the corporate boat, they will likely enjoy extremely well-compensated near-lifetime sinecures at a company. According to the 2016-2017 NACD Public Company Governance Survey, corporate directors on average work just 245 hours per year, meaning GBX's group of outside directors were paid approximately $1,000 per hour(!) for their time during FY2020. The "don't rock the boat" issue is exacerbated when (as with GBX) a member of management is board chairman, since then the chairman has effective control over the board through his ability to call board meetings, set board agendas and preside over such meetings, as well as (presumably) appoint committee members and chairs. Woe to the obstreperous "independent" director who dares to challenge the combined CEO/Chairman's empire-building ambitions and/or egregious executive compensation recommendations (he or she will likely be ejected from the boardroom by the next annual meeting, if not sooner). Second, at age 78, Director Swindells is past GBX's supposed "mandatory" retirement age of 77. Since GBX has a staggered board directors serve three-year terms, Swindells appears eligible to serve until he is at least 81 (and what is to prevent GBX from waiving the "mandatory" age limit yet again in 2024?) Despite having a director "age limit", 78% (seven out of nine) of GBX's outside directors are 68 or older, with just a single director under age 62. Moreover, the average age of GBX's nine outside directors is slightly above 66, four years older than the average American retirement age of 62. While one can certainly understand a retiree's desire for a part-time job paying on the order of $1,000/hour, how is such an elderly board in GBX's shareholders best interests? Bottom line, in my view GBX needs younger, more vibrant directors (specifically those willing to think and act truly independently) and the re-election of Director Swindells pursuant to a waiver from GBX's "mandatory" retirement age policy doesn't help matters. Shareholders should note the following excerpt from Glass Lewis's 2020 Proxy Guidelines: " [I]f a board adopts term/age limits, it should follow through and not waive such limits . If the board waives its term/age limits, Glass Lewis will consider recommending shareholders vote against the nominating and/or governance committees, unless the rule was waived with sufficient explanation, such as consummation of a corporate transaction like a merger" ( emphasis added).

However, what is even worse (i.e., the proverbial "third strike" against Swindells) is the fact that Director Swindells' financial interests do not seem to be aligned with those of GBX's shareholders. For example, according to his SEC filings, Director Swindells has never made an open market purchase of GBX stock other than a single, modest purchase of 1,000 shares at $14/share on September 4, 2012 [see Form 4 filed 01/23/2014]. Per his Form 4s, however, since said purchase Mr Swindells has sold over 10,000 GBX shares on the open market for proceeds of nearly $460,000, meaning he has cashed out approximately 33X the amount he initially put into GBX stock from his own pocket. Director Swindells is also the recipient of a lucrative $120,000/year consulting contract with GBX which, incidentally, is the exact upper limit allowed for "independent" directors under the NYSE's listing rules (how convenient). Pursuant to this consulting gig, Swindells has received over $500 thousand dollars from our company during the past five fiscal years. According to GBX's proxy filings, by way of consulting and board fees, over the past 15 years Director Swindells has received $1,586,750 in cash directly from GBX and, if we include the net proceeds from his stock sales, in excess of $2 million in total cash remuneration. Yet GBX still labels him as "independent" in its proxy statements. Come again? Director Swindells is the only so-called "independent" director on GBX's board who doesn't serve on any committee, apparently because of his consulting gig. Given the lack of any relevant rail experience on Swindells' CV and his lack of participation on any board committee, why is Director Swindells on our board at all? If the CEO truly needs an advisor on "international affairs" (and if such advisor is not on the board as a form of cronyism), perhaps he should just hire Swindells as a regular GBX employee.

Conclusion

GBX needs directors on our board who are truly "independent" both in form and substance. In my view, Director Swindells appears to be neither; rather, it seems to me that his main purpose on our company's board over the past 15 years has been to rubber-stamp CEO Furman's decisions while collecting extremely lucrative director and consulting fees (now totaling over $2 million). Moreover, Swindells is over-tenured and past our company's "mandatory" board retirement age. In baseball, it's three strikes and you're out. The same rule should apply here. Accordingly, I call on GBX shareholders send a clear message to our board that the stale status quo is no longer acceptable. "PLEASE VOTE "WITHHOLD" REGARDING DIRECTOR SWINDELLS' CANDIDACY AT THE JANUARY 6, 2021 ANNUAL MEETING OF SHAREHOLDERS. Thank you!

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by the filer.

Source and Contact Info:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

Email: sklarquist@sevencornerscapital.com

Telephone: (646) 592-0498

Website: www.sevencornerscapital.com